EXHIBIT 99.19

mCloud Advances AI Beyond Energy Efficiency to Provide Digital Air Quality Management

Company to embed NYCE Sensors and deliver AI-powered building solutions that enhance the health and safety of building occupants

VANCOUVER, March 16, 2020 – mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF)

(“mCloud” or the “Company”), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence (“AI”), and analytics, today announced it is embedding advanced sensing technology from NYCE Sensors Inc. (“NYCE”), an industry-leading provider of IoT solutions for commercial building applications, into its AssetCare™ solutions for Smart Facilities.

mCloud has combined NYCE’s wireless CO2 sensors for air duct management, building occupancy, and air quality measurement with the AI and analytics provided by AssetCare. Through this combined capability, the Company enables buildings occupied by foodservice operators, facility managers, and commercial property owners to benefit from value beyond baseline energy efficiency by keeping tenants, staff, and customers healthy and safe through the intelligent optimization of building airflow and ventilation.

“Recent scientific research has shown that proper ventilation and airflow can play an important role in reducing the spread of airborne contaminants and pathogens,” said Barry Po, Ph.D., mCloud’s President, Smart Facilities. “Today we are tracking CO2 levels and air quality in over 3,000 buildings, continuously improving our AI to make real-time decisions about how to optimize HVAC runtime, improve building comfort, and ensure building occupants avoid the impact of sick building syndrome.”

“Based on the demand we are seeing from our existing customers for solutions that improve building safety, we expect this integration of NYCE technology to expand our capacity to connect to even more assets per building, with higher monthly recurring revenue per connected HVAC unit,” Po added. “Our 2020 plan originally saw us connecting at least 28,000 new assets in thousands of buildings across six countries through energy savings alone, and the addition of digital air quality capabilities will enable us to drive that growth even further.”

The Center for Sustainable Systems at the University of Michigan estimates there are at least 5.6 million commercial buildings covering more than 87 billion square feet of floor space in the United States alone, accounting for 17% of all CO2 greenhouse gas emissions nationwide in 2018. In addition, they estimated that Volatile Organic Compounds (VOCs) are found in concentrations two to five times greater indoors than in nature, leading to indoor air quality issues that include eye, nose, and throat irritation, headaches and nausea, and even extreme effects such as cancer or nervous system damage.

For more information, the University of Michigan Commercial Buildings Fact Sheet can be found at: http://css.umich.edu/factsheets/commercial-buildings-factsheet.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 41,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained in this press release includes the Company’s expectations around new connected assets in buildings worldwide and additional monthly recurring revenue per connected asset from the addition of NYCE sensors.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks, as discussed under the heading “Risk Factors” in the Company's annual information form dated October 31, 2019. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.